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SYNOVUS                                 NEWS RELEASE
FINANCIAL CORP.  ---------------------------------------------------------------

                                                Filed by Synovus Financial Corp.
                                                  Commission File No.  001-10312

                                Subject Company: United Financial Holdings, Inc.
                                                   Commission File No. 005-55641

     On September 25, 2002, Synovus Financial Corp., a Georgia corporation, issued the following press release.

                       Synovus To Acquire United Financial
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   Financial Services Company Expands into the Central West Coast of Florida.

         Columbus, Ga., September 25, 2002 - Synovus (NYSE - "SNV"), the Columbus, Georgia based diverse financial services company, today announced the execution of a definitive agreement to acquire $408 million asset United Financial Holdings, Inc. in St. Petersburg, Florida; (Nasdaq: "UFHI"), the parent company of United Bank, United Bank of the Gulf Coast, United Trust Company and EPW Investment Management, Inc. Headquartered in St. Petersburg, United Bank operates seven full-service banking centers in Pinellas County, Florida and has begun construction on an eighth location in Clearwater. United Bank of the Gulf Coast is based in Sarasota with one office and plans to open another in Manatee County by year-end. These will be Synovus' first bank locations along the growing central west coast of Florida.

"We are confident that our decision to move forward with Synovus will produce a win/win situation for our shareholders, customers, employees and the communities we serve," says Neil W. Savage, President and CEO of United Financial. "United Bank, operating with the same local leadership under its same name, will continue to deliver the high level of performance and community banking service on which it has built its strong reputation."

Commenting on the announcement, James H. Blanchard, CEO and Chairman of the Board of Synovus stated, "We are extremely pleased to welcome United Financial into the Synovus family of companies. By aligning with this truly outstanding team, Synovus has not only added another strong banking organization to our family, but we are also entering another great market in which to do business."

Both United Bank and United Bank of the Gulf Coast will operate under their existing names, management teams and local boards of directors.

Synovus will issue 2,470,873 shares of its Common Stock and $28,967,000 of cash for all the outstanding common stock and common stock equivalents of United Financial. Each share of United Financial Common Stock will be exchanged for either .7101 shares of Synovus Common Stock, $17.15 of cash or a combination thereof. The transaction is expected to close in early January of 2003.

About Synovus
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Synovus (NYSE: "SNV"), with more than $18 billion in assets, provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 39 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81 percent stake in TSYS (NYSE: "TSS"), the world's largest third-party processor of international payments. Synovus is No. 5 on FORTUNE magazine's list of "The 100 Best Companies To Work For" in 2002. See Synovus on the Web at www.synovus.com.

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document also will serve as a proxy statement for United Financial Holdings, Inc. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

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